[LETTERHEAD OF MUTUAL SECURITIES, INC.]

November 10, 2010

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oconee Federal Financial Corp.

Registration Statement on Form S-1 (Registration Number 333-169410)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Oconee Federal Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective on November 12, 2010 at 2:00 p.m., or as soon thereafter as may be practicable.

Very Truly Yours,

Mutual Securities, Inc.

/s/ Mitchell C. Voss

Name: Mitchell C. Voss

Title: President